Item 26. Exhibit (d) vii.

Spouse Level Term Life Insurance Rider

This rider provides level term life insurance coverage on the life of an Insured Spouse. We discuss this rider, and the rules that apply to it, in the provisions that follow.

Rider Part Of Certificate

This rider is made part of the Certificate as of the rider issue date shown in the Certificate Specifications.

Charges for this rider are shown on the Certificate Specifications.

Capitalized terms not defined in this rider shall have the meanings ascribed to them in the Certificate. The Certificate’s provisions apply to this rider. To the extent provisions contained in this rider are contrary to or inconsistent with the Certificate’s provisions, the provisions of this rider will control with respect to this rider.

Insured Spouse

The Insured Spouse is the Insured’s spouse named in the application for coverage under the rider. The spouse may not be legally separated from the Insured when the Insured Spouse’s coverage under the rider becomes effective. In addition, the spouse must be at least 18 years of age but not older than 64 years of age and living in the United States on the date of the application. References to a “spouse” include civil union or domestic partners if recognized under applicable state law.

Rider Owner

The Rider Owner is the Owner of the Certificate during the lifetime of the Insured. Upon the death of the Owner of the Certificate, the Insured Spouse will become the Rider Owner.

Rider Beneficiary

The Insured under the Certificate is the beneficiary under this rider unless later changed.

While the Insured Spouse is living, any beneficiary under this rider may be changed by Written Request. Any change accepted by us will take effect as of the date the request is signed, even if the Insured Spouse’s death occurs before we receive it. Each change will be subject to any payment we made or action we took before receiving the Written Request.

Amount Of Term Insurance

The Amount of Term Insurance in force under this rider is the Initial Amount of Term Insurance, as shown in the Certificate Specifications, adjusted for any increases or decreases in that amount.

Rider Benefits

We will pay the Rider Beneficiary the Amount of Term Insurance in force upon receipt of proof that the death of the Insured Spouse occurred while this rider is in force.

Payment will be subject to the provisions of this rider and all applicable provisions of the Certificate.

EGLSLT-2015                                                              1

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Optional Changes In The Amount Of Term Insurance

The Amount of Term Insurance in force may be increased or decreased by Written Request of the Rider Owner. Any change will be effective on the Monthly Calculation Date on or next following the date we approve the request, unless a later date is requested by the Rider Owner. Only one change in the Amount of Term Insurance in force is allowed in a Certificate Year. We will issue an endorsement to the Certificate to reflect any change in the Amount of Term Insurance under this rider.

Increases In The Amount Of Term Insurance

The Amount of Term Insurance in force may be increased to an amount not to exceed the Maximum Amount of Term Insurance shown in the Certificate Specifications. An application for an increase and satisfactory evidence of insurability of the Insured Spouse must be submitted to us at our Administrative Office. The minimum increase in the Amount of Term Insurance in force under this rider is $25,000.

Decreases In The Amount Of Term Insurance

Any decrease in the Amount of Term Insurance in force is subject to the following conditions:

(1)	no decrease is permitted before the first Certificate Anniversary Date following the rider issue date; and
(2)	the Amount of Term Insurance in force after a decrease may never be less than $50,000.

Automatic Decreases

Our underwriting rules do not allow the Amount of Term Insurance in force on the Insured Spouse to be greater than the Insured’s coverage in force under the Certificate. If a decrease in the coverage in force on the Insured’s life would conflict with this rule, we will decrease the Amount of Term Insurance in force for the Insured Spouse to equal the decreased amount of coverage on the Insured.

The decrease in the Insured Spouse’s coverage will be applied in the same way as described in this rider for an optional decrease. Such decrease will take effect on the same Monthly Calculation Date as the decrease in the Insured’s coverage under the Certificate.

Reinstatement

Coverage under this rider may be reinstated at the same time as the Insured’s coverage under the Certificate subject to the following conditions:

●	we must receive satisfactory evidence of insurability of the Insured Spouse; and
●	the reinstatement must occur prior to the Insured Spouse’s 65th birthday.

Suicide

If the Insured Spouse dies by suicide, while sane or insane, within two years after this rider’s issue date, the amount we will pay will be limited to the cost for this rider.

If the Insured Spouse dies by suicide, while sane or insane, within two years after the effective date of any optional increase in the Amount of Term Insurance in force, the amount we will pay with respect to such increase will be limited to the cost of such increase.

EGLSLT-2015                                                              2

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If the Insured Spouse dies by suicide, while sane or insane, within two years after the effective date of reinstatement of this rider, the amount we pay will be limited to the cost for this rider subsequent to the date of reinstatement.

General Provisions

Any assignment of the Certificate will include this rider. The interest of any beneficiary under the rider will be subject to any assignment of the Certificate to which we are bound. Any proceeds payable under the rider shall be payable in one sum.

If the age of the Insured Spouse is misstated, we will adjust any amount payable to the amount that the monthly charges for this rider deducted from the Certificate’s account value would have purchased at the correct age. If the adjustment is made before the Insured dies, then future monthly charges will be based on the correct age.

Monthly Charges For The Rider

The monthly charges for this rider are deducted from the Certificate’s account value on each Monthly Calculation Date. The monthly charges are determined separately for the Initial Amount of Term Insurance and any increase in the Amount of Term Insurance. The monthly charges for this rider are calculated as:

(1)	the Amount of Term Insurance in force at the applicable Monthly Calculation Date, divided by 1,000; multiplied by
(2)	the cost of insurance charge for this rider, as described below.

A table of Maximum Cost of Insurance Charges for this rider is shown in the Certificate Specifications. No monthly charges will be deducted for insurance under the rider after the coverage under the rider ends. The monthly cost of insurance under this rider will not create or increase any Certificate cash value or loan value.

Cost Of Insurance Charge

This rider’s monthly cost of insurance charge is based on the attained age and rating class of the Insured Spouse. The rating class for the Initial Amount of Term Insurance is the rating class of the Insured Spouse on the rider issue date. The rating class for any optional increase in coverage under the rider is the rating class of the Insured Spouse on the effective date of the optional increase.

The monthly cost of insurance rates will be determined by us based on our expectations of future mortality, investment earnings, persistency and expense results, capital and reserve requirements, taxes, and future profits. We can change the rates from time to time, but they will never be more than the Maximum Cost of Insurance Charges for this rider shown in the Certificate Specifications. Any change in the cost of insurance rates for this rider will be on a uniform basis for Insured Spouses of the same rating class.

Contestability

We will not, in the absence of fraud, contest the insurance on the Insured Spouse after it has been in force during the lifetime of the Insured Spouse for a period of two years from the rider issue date.

EGLSLT-2015                                                              3

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We will not, in the absence of fraud, contest any optional increase of the coverage on the Insured Spouse after the increase has been in force during the lifetime of the Insured Spouse for two years after the effective date of the increase.

We will not, in the absence of fraud, contest the reinstatement of insurance on the Insured Spouse after the reinstated coverage has been in force during the lifetime of the Insured Spouse for two years after the effective date of reinstatement.

After the rider has been in force for two years, any contest of an increase will be based solely on the application for such increase.

Conversion Of Term Insurance

The Rider Owner may obtain a new premium-paying life insurance policy on the Insured Spouse without providing evidence of insurability on the Certificate Anniversary Date that is on or next follows the earliest of the following events:

(1)	annulment, divorce or legal separation before the Insured Spouse’s 65th birthday;
(2)	the Insured’s Spouse’s 65th birthday; or
(3)	the death of the Insured before the Insured Spouse’s 65th birthday; or
(4)	if applicable, the date any overloan protection rider to the Certificate is exercised.

The conversion is subject to the following:

•	We must receive a written application for the new policy. The form must be completed by the Insured Spouse within a period beginning 90 days before and ending 31 days after the date the event described above occurs.

•	The Certificate and rider must be in force (or, if the Insured under the Certificate dies anytime while the Certificate and rider are in force, conversion must be applied for within 31 days after we receive proof of death for the Insured).

•	If this rider is converted while monthly charges are being waived in accordance with a Waiver of Monthly Charges benefit contained in the Certificate, or attached as a rider to it, premiums under the new policy will not be waived and a waiver of premiums or similar benefit will not be added to the new policy.

•	Any riders to the new policy will be available only with our consent.

•	The new policy may be any individual whole life policy we make available. It will be subject to our rules as to amounts, plan of insurance and age.

•	The issue date of the new policy will be the date immediately following the date this rider is terminated. The new policy will be issued at the Insured Spouse’s attained age and rating class on the date of conversion and under a policy form then in use by us.

•	The face amount of the new policy may not exceed the Amount of Term Insurance in force under this rider.

EGLSLT-2015                                                              4

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•	The full first premium for the new policy must be paid during the lifetime of the Insured Spouse within 31 days after the termination of this rider. The new policy will not take effect until the first full premium has been paid.

•	In no event will the new policy take effect if the Insured Spouse is not alive on the day following the date this rider is terminated.

Termination Of An Insured Spouse’s Coverage

This rider will terminate on the earliest of:

(1)	the date of termination of the Certificate; or
(2)	the Monthly Calculation Date on or next following the date we receive the Rider Owner’s Written Request to terminate this rider; or
(3)	the date this rider is converted to a new policy; or
(4)	the Certificate Anniversary Date that is on or next follows the Insured Spouse’s 65th birthday; or
(5)	if applicable, the date any overloan protection rider to the Certificate is exercised.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

/s/ Roger W. Crandall	/s/ Pia Flanagan

President	Secretary

EGLSLT-2015                                                              5